IN THE CHANCERY COURT FOR DAVIDSON COUNTY, TENNESSEE

DEBUT BROADCASTING CORPORATION, INC., THE MARKETING GROUP, INC., and THE MARKETING GROUP d/b/a IMPACT RADIO and IMPACT MEDIA	)	**Case No. 10-1808-IV**
Plaintiffs,	)	
v.	)	
MARCUS ROWE and NECTAR MEDIA, LLC	)	
Defendants	)	

VERIFIED AMENDED COMPLAINT FOR INJUNCTIVE RELIEF AND FOR DAMAGES

JURISDICTION AND VENUE

Plaintiffs, through counsel, would show this Honorable Court as follows:

1. This Court has jurisdiction and venue over this matter as all the Defendants' actions herein occurred in Davidson County, Tennessee, and the principle place of business of the Plaintiffs is located in Davidson County, Tennessee.

PARTIES

2. Plaintiff Debut Broadcasting, Inc. is incorporated in the State of Nevada and is a duly-qualified Tennessee corporation and has a principle place of business at 1011 Cherry Avenue, Nashville, Tennessee.

3. The Marketing Group, Inc., and The Marketing Group d/b/a Impact Radio and Impact Media (hereafter "The Marketing Group"), is a duly-qualified Tennessee corporation doing business at 1011 Cherry Avenue, Nashville, Tennessee.

4. Nectar Media, LLC is a duly-qualified domestic limited liability company with its principle place of business at 1032 Iverson Drive, Nashville, Tennessee. The Registered Agent for service of process is located at 334-B Chesterfield Avenue, Nashville, Tennessee 37212.

5. Defendant Marcus Rowe has a mailing address of 1032 Iverson Avenue, Nashville, Tennessee 37216.

6. Plaintiff The Marketing Group employed Defendant Rowe in 2004, and he became the Vice-President of Radio Network Operations and Director of Marketing. Defendant's position included knowledge of or access to all corporate graphics, logos, press releases, business documents, power points for current business and creative ideas of the organization, pricing, trademark information, and affiliate relations. The Plaintiffs work with radio stations with regard to the sale of specific products, including, but not limited to, logos and radio programs in which advertising for affiliates are imbedded. In his role, Defendant Rowe also had knowledge of all the clients of the Plaintiffs and what work Plaintiffs did for them and had a sales function to carry out as well as work with Plaintiff's outside sales agency, Dial Global.

7. The Plaintiffs have over fifty (50) years of combined experience in their respective businesses and have had few direct competitors in their unique markets until Mr. Rowe left his employment of over six (6) years. Defendant Rowe, upon his departure from the Plaintiff's employ and, contrary to instructions from his employer, removed a company-owned laptop with all of the proprietary information regarding Plaintiffs' client base, merchandising for those clients, and formats for such merchandising, and other commercially sensitive, private and trade

secret data. Defendant intentionally circumvented the IT process in which the computer is "cleaned" of all proprietary and confidential information before leaving employment with Plaintiffs. Further, Defendant kept Plaintiffs' office keys to allow physical access to all information in the Plaintiffs' possession.

8. Defendant Rowe intentionally deleted all "sent" emails more current than July 29, 2010 from his own desktop computer, email inbox, and all deleted emails on the corporate server for all employees. Mr. Rowe's deleted emails while he was working for the company are now permanently deleted and not recoverable, along with other valuable corporate information from other employees of Plaintiff.

9. Defendant Rowe, in his capacity as Vice-President of Radio Network Operations and Director of Marketing, induced the IT consultant for Plaintiffs to give the passwords for the server to Defendant Rowe. In this manner, Defendant Rowe was able to enter the "backup" server and delete all the emails which were, in many cases, confidential business records and valuable property of the Plaintiffs. His laptop was also property of the Plaintiffs, as were the confidential data and trade secret and proprietary materials on the laptop's hard drive which he attempted to erase as this litigation was being filed.

10. Defendant Rowe converted the laptop computer which contained Mr. Rowe's emails, financial records of the Plaintiffs, graphic art of the Plaintiffs, and a list of Plaintiffs' clients. He then listed many of them on Defendant's website "nectar media" to deceptively enhance the image of his company.

11. On October 29, 2010, Mr. Rowe physically left Plaintiffs and changed, officially and publicly, his allegiance to a business he had formed in July 2009, which appears to be virtually identical to the businesses of the Plaintiffs. Mr. Rowe created a website called "nectar media."

Defendant Rowe has listed companies and artists who were, at the time, clients of Plaintiffs, not clients of Mr. Rowe. Plaintiffs further aver that if they had placed their client's names on a website as Mr. Rowe has done, this would breach the agreements regarding confidentiality with several clients, and the clients would have immediately ended their agreements with the Plaintiffs. A copy of the Defendant nectar media's web page, misappropriated logos and a copy of the Defendant's "client list" are attached as collective Exhibit 1 to the Verified Complaint

12. The only valid products shown or listed on the website of nectar media are the "nectar media" logo and a book written by Defendant, Good Night Fingers, Good Night Toes. Plaintiffs have no interest in this short children's book or the related logo.

13. Defendant Rowe is offering "clearance services" to affiliates, a proprietary process which Defendant learned while working with the Plaintiffs.

14. Defendant Rowe is offering remnant inventory revenue programs, the major revenue stream of the Plaintiffs, and using varied data proprietary to Plaintiff's business. Further, the Defendant himself admitted the Plaintiffs bundling of remnant advertising was unique:

> I honestly don't understand why there are not countless companies doing what we are doing, but I guess there aren't. If we can build a program using the basic structure of Impact Network, and then fix everything that is wrong with it, we'll be rockin'.

A copy of Defendant's email is attached Exhibit 1 to the Amended Verified Complaint, and bate stamped #000005.

15. From the beginning of 2009 through Defendant Rowe's resignation and departure from the Plaintiff's companies on October 4, 2010 and October 29, 2010 respectively, Defendant systematically solicited and executed contracts for his own company, Nectar Media, with clients of Impact Radio, while still holding his officer position with the Plaintiffs, and receiving the highest salary in the company.

16. On November 3, 2010, Dr. Mark Pittman contacted the Plaintiffs and indicated he was ending his company's relationship with the Plaintiff in order to sign with Defendants. However at this time, Dr. Pittman has not ended his company's contractual relationship with the Plaintiffs, although he has signed an Agreement with the Defendant Nectar Media.

17. Defendant Rowe had no knowledge or experience with the advertising plan developed by Impact Radio prior to his employment with that company and freely communicated what he learned of this confidential, trade secret and proprietary process to persons inside and outside of the company. For example, on April 6, 2009, Defendant Rowe stated to Mark (?):

> So there you have it. The inside scoop on how our program works. I actually have a better understanding of it myself now.

Email from Marcus Rowe dated April 6, 2009 bate stamped #000047, attached as Exhibit 2 to the Amended Verified Complaint.

18. On April 16, 2009 Michelle Price-Johnson, a tenant of Plaintiffs and a sales representative working under contract with Plaintiffs, who conspired at that time with Defendant Rowe to steal the clients of Impact Radio and place them into Defendant's company, Nectar Media, stated,

> "Mr. Rowe should be careful because he is setting up a new corporation on 'Impact's dime'."

A copy of this email is attached as Exhibit 3 to the Verified Amended Complaint, bate stamped #000152.

19. Defendant Rowe from the beginning of 2009 through his resignation on October 4, 2010 and physical departure on October 29, 2010 from the Plaintiffs, misappropriated twenty

five percent (25%) of the business of Impact Radio, while still employed with Impact Radio and laid the groundwork to take eighty percent (80%) or more of the business.

20. Defendant Rowe further intentionally failed to sign new customers/affiliates, attempted to anger some affiliates, and failed to monitor affiliate compliance with required affidavits all to the economic detriment of his employer. Later he would use the results of his actions to claim that his employer/former employer was going out of business or was in financial trouble or was deliberately withholding money due affiliates.

CAUSES OF ACTION AND DAMAGES

21. Defendant has converted personal property of the Plaintiffs, to wit, a laptop computer, purchased by Plaintiffs. On that computer was proprietary, trade secret and confidential information involving clients, graphics, and the services provided by Plaintiffs to various clients ("Affiliates"). Because of the information taken by Defendant Rowe and Defendant's untruthful statements about Plaintiffs, there is a potential loss of income to Plaintiffs of $3,500,000.00 or more. However, the proprietary information, graphics use and clients listed lead to client terminations to business of the Plaintiffs, and no monetary recoveries will stop the damage to the company as a result of the listing of the clients of the Plaintiffs on Defendant's website, nectar media, and the Plaintiffs have suffered and will continue to suffer immediate and irreparable harm as a result.

22. Defendant Rowe's conversion of the database, monthly and weekly revenue collection reports, and the profitability evaluation at the micro level per each product provided by Plaintiffs, mandate relief due to the immediate and extraordinary impact on Plaintiffs' business for which no monetary amount will suffice for the loss of materials, customers and

revenue to this publicly-traded business. Such losses, if not stopped, could even lead to the business being delisted as a publicly-traded company.

23. Defendant Rowe intentionally interfered with the contractual relations between Impact Radio and dozens of its affiliates/customers in violation of Tenn. Code Ann. § 47-50-101, et seq.

24. Defendant Rowe intentionally interfered with the contractual relationship between Dial-Global Enterprises, Inc. and Impact Radio in violation of Tenn. Code Ann. § 45-50-101, et seq.

25. Defendant Rowe violated the "Uniform Trade Secrets Act," Tenn. Code Ann. § 47-25-1701, at seq. by, among his many actions, misappropriating the remnant advertising concept of Plaintiffs, and by using the proprietary forms and contract documents and the estimator formula of Plaintiffs.

26. Defendant Rowe misappropriated the proprietary concept and design of remnant advertising as well as taking twenty five percent (25%) of the client base while he was employed by Plaintiff. He was uniquely situated to do so because, as part of his duties as an officer, he was the Marketing Manager for the company. The acquisition of these affiliates/customers occurred while Defendant, Mr. Rowe was still being paid his salary from the Plaintiffs. Plaintiffs are entitled to damages pursuant to Tenn. Code Ann. § 47-25-1704, including exemplary damages, injunctive relief pursuant to Tenn. Code Ann. § 47-25-1703, and Attorney's fees because of the willful and malicious misappropriation of trade secrets. Pursuant to Tenn. Code Ann. § 47-25-1705(3).

THIS IS THE SECOND APPLICATION FOR EXTRAORDINARY RELIEF IN THIS MATTER. NO OTHER JUDGE HAS REFUSED THE RELIEF SOUGHT.

PREMISES CONSIDERED, PLAINTIFFS PRAY:

1. That process issue and that Defendants answer within the time required by law.

2. That a Temporary Restraining Order issue, restraining the Defendants from:

(a) continuing to list the clients of Plaintiffs on the website and that the names be removed immediately from the website.

(b) That Defendant immediately surrender and return the laptop computer with the proprietary information on it belonging to Plaintiffs to an officer of the Court, and that Defendants be ordered to provide any copies he made of the data on the company laptop's hard drive or from internal company files, including any copies of proprietary information of the Plaintiffs in his possession and to certify that there are no other copies.

(c) That Defendant be ordered to cease immediately the use of all strategic and development plans of the Plaintiffs. Including their revenue estimator data and formula;

(d) That the Defendant be prohibited from disclosing financial conditions, business plans, developer identities, company data, business records, customer lists, project records, market reports, employee lists, and business manuals, policies and procedures, information related to processes, technologies, or theory, and all other information of the Plaintiffs;

(e) That the Defendant be ordered to disclose the names of all his employees, agents, contractors and sub-contractors and certify personally that each has been instructed concerning the content of this Court's orders and the fact that they are bound by the terms of this Court's orders; and

(f) That this Defendant be instructed to reveal to Plaintiffs the names, addresses and telephone numbers of all persons whether agents, employees, clients, customers or affiliates of Defendants to whom he has disclosed the materials he took from Plaintiffs, including details of how remnant advertising works, how revenue is calculated, promotional materials, contracts or forms basically in the same form as Plaintiffs' only dressed as "Nectar Media" documents.

3. That this Court Order the immediate cessation of Defendant's statements to Plaintiffs' clients that Plaintiffs are going out of business and asking them to move their business to Defendant's firm for this or any similar or comparable economic reason.

4. That at a hearing for Temporary Injunction, this Court order that again Defendant be prohibited from disclosure of the clients of Plaintiffs, and that he cease contacting those clients, whose names he received only through his employment with Plaintiffs.

5. That, at a hearing for Temporary Injunction, this Court order the continuance of an already existing injunction prohibiting the use of the client lists and other proprietary information on the website, nectar media, of the Defendant and in Plaintiff's sales activities.

6. That at a final hearing on this cause, Plaintiffs be awarded damages consistent with the loss of business, and loss of revenues due to the failure of Defendant while employed with Plaintiffs to produce the advertising required by agreements with affiliates of the Plaintiffs in the amount of $3,500,000.00 or such greater amount as may be proven at trial.

7. That at a final hearing of this cause, Plaintiff be awarded damages for lost revenues as a result of the untruthful disclosures from the Defendant claiming that Plaintiffs were going out of business in the amount of $350,000.00 or such greater amount as may be proven at trial.

8. For punitive damages as a result of the intentional acts of Defendant to destroy electronic records of the Plaintiff and for intentional removal of proprietary information from the Plaintiffs.

9. For compensatory and treble damages as a result of the actions of the Defendant for intentional interference with contractual relations of the Plaintiff in violation of Tenn. Code Ann. §47-50-109 and attorneys fees.

10. That this Court enjoin Defendant Rowe and his agents to place all revenues obtained from former customers of Plaintiffs solicited while the Defendant was in the employ of the Plaintiffs into the Davidson County Clerk and Masters Office.

11. That at a final hearing of this cause Plaintiffs be awarded damages consistent with the loss of business and loss of revenues due to the misconduct of the Defendant while employed in failing to produce advertising revenues for Plaintiff, and for stealing affiliates while in the employ of the Plaintiffs, and placing them with his own company, Nectar Media, in the amount of three million five hundred thousand dollars ($3,500,000.00) or such greater amount as may be proven at trial.

12. That Plaintiffs be awarded exemplary damages in the amount of three hundred fifty thousand dollars ($350,000.00) as a result of the intentional and willful acts the Defendant.

13. That Plaintiff be awarded compensatory and exemplary damages and reasonable attorney's fees pursuant to Tenn. Code Ann. § 47-25-1701, et seq. for his violations of the Tennessee Uniform Trade Secret Act.

14. For cost including discretionary costs and for such further and general relief as this Court may deem to be appropriate.

15. For cost including discretionary costs and for such further and general relief as this Court may deem to be appropriate.

Respectfully Submitted,

JAMES A. FREEMAN & ASSOCIATES, P.C.

James A. Freeman, III (BPR 003223)
Jay R. Slobey (BPR 005398)
2804 Columbine Place
Nashville, TN 37204
(615) 383-3787

Attorneys for Plaintiffs

[REMAINDER LEFT INTENTIONALLY BLANK]

The foregoing Complaint is true and correct to the best of my knowledge and belief.

Robert Marquitz

OATH

STATE OF TENNESSEE)
COUNTY OF DAVIDSON)

Personally appeared before me, Charity High Law, a Notary Public in and for said County and State, the within named, Robert Marquitz, with whom I am personally acquainted, (or proved to me on the basis of satisfactory evidence) and who acknowledged that he executed the within instrument for the purposes therein contained.

Witness my hand and official seal at Nashville, Tennessee, this 21st day of April, 2011.

CHARITY HIGH LAW
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY, TENN.
My Commission Expires AUG 23, 2011

Charity High Law
Notary Public

My Commission Expires: 8-23-2011

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy the foregoing has been served on the following party by placing same in the United States Mail, postage prepaid, on this the 10th day of May, 2011.

Kenneth A. Weber, Esq.
Elizabeth Moccaldi, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
Baker Donelson Center
211 Commerce Street
Suite 1000
Nashville, TN 37201
(615) 726-7369

Attorneys for Defendants

Jay R. Slobey, Esq. (BPR #005398)